UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check one):
(x) Form 10-K  ( ) Form 20-F  ( ) Form 11-K   ( ) Form 10-Q  ( ) Form N-SAR

For Period Ended: December 31, 1998

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F     SEC File No.   0-6202-2
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q     CUSIP No.    655555
(  ) Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification related: N/A

PART I  -  REGISTRANT INFORMATION

NORD RESOURCES CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

201 Third St., NW  Suite 1750
Address of Principle Executive Office (Street and  Number)

ALBUQUERQUE, NM  87102
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed.  (Check box if appropriate)

  (x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

  (x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Because of the rebel attack at the Company's 50% owned rutile mine in Sierra Leone in 1995, and the continual and ongoing rebel activity and government instability, the Company is reviewing its method of accounting for and valuation of its investment in Sierra Leone. Based on this review, the Company may likely write down the value of this investment.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ray W. Jenner       505            766-9955
     Name                Area Code      Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) or the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                   (x)  YES      ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   ( ) YES      (x) NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has reported recurring and continuing losses since the rebel attack and mine shut down in 1995. It is anticipated that the Company will report similar losses for the fourth quarter and year ended December 31, 1998.


                      NORD RESOURCES CORPORATION
             (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  March 31, 1999         By: /s/   Ray W. Jenner
                                        Ray W. Jenner
                                        VP & Chief Financial Officer